Exhibit 99.1

BLACK TITAN CORPORATION APPOINTS CZHANG LIN AS CO-CHIEF EXECUTIVE OFFICER

NEW YORK, November 12, 2025 (GLOBE NEWSWIRE) – Black Titan Corporation (NASDAQ: BTTC) (the “Company” or “Black Titan”) today announced the appointment of Czhang Lin as Co-Chief Executive Officer, further strengthening the Company’s leadership team as it accelerates its strategic expansion into the digital asset and blockchain sectors.

Mr. Lin brings deep expertise in the cryptocurrency and blockchain ecosystem, with a track record of investing in and advising high-growth Web3 projects around the world since 2017. He has collected a vast network over the last 8 years by investing in projects or taking key roles in various funds, that include Binance labs and now currently serves as investment committee for Lbank Labs. Mr. Lin has been instrumental in identifying early-stage opportunities and driving institutional adoption of blockchain technologies.

In his new role as Co-CEO, Mr. Lin will lead Black Titan’s crypto strategy, focusing on strategic investments in digital currencies, direct token acquisitions, blockchain infrastructure, mining operations, and fintech-related mergers and acquisitions. He will work closely with the executive team to position Black Titan at the forefront of the evolving digital asset landscape and unlock long-term value for shareholders.

“Czhang’s leadership and deep experience in digital assets will be instrumental as we execute on our vision to make Black Titan a meaningful player in the global cryptocurrency ecosystem,” said Chay W. J., CEO of Black Titan. “His appointment marks the next step in our broader strategy to build a diversified digital asset portfolio and capture opportunities in a rapidly maturing market.”

Mr. Lin added:

“I am honored to join Black Titan at such a pivotal moment for the industry. With regulatory sentiment shifting and institutional adoption accelerating, we believe the time is right to build a comprehensive digital asset platform that combines strategic investments, operational infrastructure, and innovative technology.”

The appointment follows Black Titan’s previously announced plans to seek long-term strategic crypto initiatives and pursue growth opportunities through direct coin acquisitions, and fintech-related transactions.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect Black Titan’s current expectations regarding future events, including but not limited to the Company’s strategic initiatives in digital assets, blockchain investments, and potential mergers and acquisitions. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, but are not limited to, changes in market conditions, regulatory developments, volatility in cryptocurrency markets, the Company’s ability to execute its business strategy, and other factors described in Black Titan’s filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Media & Investor Contacts:

Chay W. J.

Chief Executive Officer

(786) 769-7512